UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of March 2006

                          Commission File No. 001-14614


                           PETROLEUM GEO-SERVICES ASA

                 (Translation of registrant's name into English)

                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                       __________________________________
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F |X|                               Form 40-F [  ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes [  ]                                    No  |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes [  ]                                    No  |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [  ]                                    No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



This Report on Form 6-K is hereby incorporated by reference in the Registration Statement of Petroleum Geo-Services ASA on Form S-8 (SEC Registration No. 333-124881).

                                  Exhibit Index
                                  -------------

Exhibit No.         Description

99.1 Demerger Plan, dated March 27, 2006, for the demerger of Petroleum Geo-Services ASA, as Transferor, with Petrojarl ASA, as Transferee, entered into by the respective Boards of Directors of Petroleum Geo-Services ASA and Petrojarl ASA for the subsequent approval by the Extraordinary General Meetings of the respective companies.

99.2                Appendices to the Demerger Plan dated March 27, 2006.

                                      * * *

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PETROLEUM GEO-SERVICES ASA
                                               --------------------------
                                                       (Registrant)


                                               By:  /s/ Gottfred Langseth
                                                    ---------------------------
                                                    Gottfred Langseth
                                                    Chief Financial Officer

Date: March 28, 2006